December 13, 2024

Yunlei Wang
Chief Executive Officer
Youlife Group Inc.
Room C431, Changjiang Software Park
No. 180 South Changjiang Road
Baoshan District, Shanghai 201900
China

       Re: Youlife Group Inc.
           Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted November 14, 2024
           CIK No. 0002028177
Dear Yunlei Wang:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-4
Shareholder Support Agreements, page 43

1. Please further describe the Shareholder Support Agreements, including that they obligate the shareholder signatories to vote their shares in favor of the business combination and related transactions, as well as the percentage voting power represented by the shareholder signatories.
 December 13, 2024
Page 2

Permissions Required from the PRC Authorities for Youlife's Operations, page 58

2.     We note your response to prior comment 12 and reissue in part. Here, in the
       subsection immediately below titled    Permission, Review and Filing
Required from
       the Authorities in The PRC Relating to the Business Combination,    and
elsewhere
       throughout your proxy statement/prospectus as appropriate, revise to state specifically whether any permission or approvals sought by you or your subsidiaries have been denied.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Youlife
Non-GAAP Financial Measures, page 247

3. Please revise your reconciliation of Non-GAAP adjusted net (loss)/profit to separately present the income tax effects related to the non-GAAP adjustments and clearly disclose how the tax impacts are calculated. Refer to Question 102.11 of the Non-
       GAAP Financial Measures Compliance and Disclosure Interpretations. Youlife International Holdings Inc. Unaudited Financial Statements
Unaudited Interim Consolidated Statements of Changes in Deficit, page F-86

4. Please explain and consider disclosing the nature of the transaction reflected in the
       "Termination of contractual arrangement" line item. In responding, reference the authoritative accounting literature you relied upon.
General

5. We reviewed your response and revised disclosure in response to prior comment 27.
       The revisions did not address the disclosure requirement referenced. Please revise to add disclosure pursuant to Item 1604(c) of Regulation S-K. Note the net tangible book value per share, as adjusted, as if the selected redemption levels have occurred should exclude the de-SPAC transaction itself. An objective of the dilution disclosure required by Item 1604(c) of Regulation S-K is to depict the amount of net assets that the SPAC will contribute to the post-combination entity. Refer to II.D.3.iii.c. of SEC
       Release No. 33-11265: Final rules; guidance: Special Purpose Acquisition Companies, Shell Companies, and Projections.
6. We note your response to prior comment 28 and reissue in part. Please revise your disclosure to include the specific disclosure required by Item 1603(a)(3) and (4) of
       Regulation S-K. We note your disclose on page 202 discussing the committees of the
       Board of Directors.
7. We note your response to prior comment 29 and reissue. In appropriate places, disclose specifically that the disparate voting rights structure may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest, as well as that future issuances of Class B ordinary shares may be dilutive to holders of Class B ordinary shares.
8. We note your response to prior comment 30, including your revision to the risk factor beginning "[a] market for Pubco's securities may not develop..." and reissue in part.
       Revise your disclosure where appropriate to disclose that the listing of Pubco's shares
 December 13, 2024
Page 3

      on Nasdaq is a condition to Closing. Consider expanding this risk factor or including a stand-alone risk factor specifically addressing the consequences if Pubco's securities fail to be listed on Nasdaq.
       Please contact Valeria Franks at 202-551-7705 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-
3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Ke (Ronnie) Li